UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission File No: 001-12822

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEAZER HOMES USA, INC. 401(k) PLAN
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beazer Homes USA, Inc.

1000 Abernathy Rd
Suite 1200
Atlanta, Georgia 30328

REQUIRED INFORMATION

The Beazer Homes USA, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2004 and 2003, and Supplemental Schedule as of December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.  Written consent to the incorporation of the Plan’s financial statements in a registration statement on Form S-8 under the Securities Act of 1933 is attached hereto as Appendix 2.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN

By:

/s/ Jennifer P. Jones	June 27, 2005
Jennifer P. Jones
Plan Administrator

/s/James O’ Leary	June 27, 2005
James O’Leary
Executive Vice-President and Chief Financial Officer Beazer Homes USA, Inc.

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APPENDIX 1

Beazer Homes USA, Inc.

401(k) Plan

Financial Statements as of and for the Years Ended
December 31, 2004 and 2003, Supplemental Schedule
as of December 31, 2004 and Report of Independent
Registered Public Accounting Firm

Beazer Homes USA, Inc.
401(k) Plan

Schedules required under the Employee Retirement Income Security Act of 1974, as amended, other than the schedules listed above, are omitted because of the absence of the condition under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administration Committee and Participants of
Beazer Homes USA, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
June 27, 2005

Beazer Homes USA, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Participant-directed investments,
At fair value -
Beazer Homes USA, Inc. Company Stock Fund	$39,858,580	$26,844,719
INVESCO Stable Value Trust	9,287,665	7,535,894
American Growth Fund of America	7,772,163	6,389,170
AIM Large Cap Basic Value Fund	6,836,822	6,394,496
American EuroPacific Growth Fund	5,390,641	3,901,049
AIM Total Return Fund - Investor	4,963,217	5,157,486
INVESCO 500 Index Trust	4,569,773	3,881,542
Franklin Small-Mid Cap Growth Fund	4,365,319	3,944,655
PIMCO Total Return Fund	3,485,616	3,319,416
Columbia Acorn Fund - A	1,763,898	635,166
Royce Low-Priced Stock Fund	1,752,268	1,095,503
Dow Jones Target 2025 Fund	1,208,398	775,659
Dow Jones Target 2045 Fund	1,035,216	720,620
MAS Mid Cap Value - Advisor Class Fund	958,087	752,518
AIM Dynamics Fund - Investor Class	827,602	549,643
Putnam Research Fund	469,321	343,065
Dow Jones Target Today Fund	446,851	383,232
Self Managed Account	383,962	—
Self Managed Account - SSGA Money Market	118,750	—
Participant loans	1,961,413	1,620,558
Total Investments	97,455,562	74,244,391

Contributions receivable
Participant	—	256,288
Employer	—	95,185
Total contributions receivable	—	351,473

Net assets available for benefits	$97,455,562	$74,595,864

See accompanying notes to financial statements.

Beazer Homes USA, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Additions:
Contributions:
Participants	$10,364,682	$8,550,957
Employer	3,300,736	3,164,453
Rollovers	1,054,398	966,724
Total contributions	14,719,816	12,682,134

Investment income:
Interest	140,165	81,965
Dividends	905,835	543,281
Net appreciation in fair value of investments	16,614,530	17,957,473
Total investment income	17,660,530	18,582,719

Total additions	32,380,346	31,264,853

Deductions:
Distributions to participants	(9,387,411)	(6,893,228)
Fees	(133,237)	(98,449)
Other	—	(1,032)
Total deductions	(9,520,648)	(6,992,709)

Net increase in net assets available for benefits	22,859,698	24,272,144

Net assets available for benefits:
Beginning of year	74,595,864	50,323,720
End of year	$97,455,562	$74,595,864

See accompanying notes to financial statements.

Beazer Homes USA, Inc.
401(k) Plan
Notes to Financial Statements

1.              Description of Plan

The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits.  The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”).  The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility – All employees who have attained 21 years of age are eligible to participate in the Plan on the first day of the month following the completion of 30 days of service.

Contributions – Contributions to the Plan are comprised of salary deferral contributions, Company matching contributions, Company discretionary contributions, and rollovers from other plans.  Each participant may elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to a maximum of $13,000 ($16,000 for participants who are at least 50 years old) for 2004 and $12,000 ($14,000 for participants who are at least 50 years old) for 2003.  In addition, the Company’s matching contributions are discretionary, but the Company has historically made Company matching contributions equal to 50% of the first 6% of earnings on a per pay period basis contributed by the employees.

The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution.  The Company did not make any material discretionary contributions for 2004 or 2003.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals, and allocation of the Plan’s losses and administrative expenses as applicable.

Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.

AMVESCAP Retirement, Inc. serves as the recordkeeper and trustee for the Plan.

Each participant may direct the investment of his or her account to the various investment options offered by the Plan.

During the year, these new funds were made available for investment by plan participants.  The new investment options are:

Self Managed Account – The account allows participants to invest in all New York Stock Exchange and American Stock Exchange listed stocks, all NASDAQ listed stocks, most Corporate and Government Bonds and certain mutual funds and fund families.

Self Managed Account-SSGA (State Street Global Advisors) Money Market – The account allows participants to invest in various money market funds of the participant’s choosing.

Vesting of Benefits – Participants become vested in the Company discretionary contributions and the Company matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested

Less than two years	0%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%

Amounts forfeited upon termination are used to reduce future Company contributions.  During the years ended 2004 and 2003 the Company’s contributions were reduced by $729,400 and $196,900 for forfeitures, respectively.

The salary deferral contributions are fully vested and non-forfeitable at all times.

Distributions – Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary will receive his or her interest in the Plan in the form of either a lump-sum payment or an annuity.

Loans and Withdrawals – A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and the vested portion of the Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000 reduced by the highest outstanding loan amount in the past 12 months.  Such loans bear interest at a fixed rate for the term of the loan, based on the prime rate plus 1% (6.25% and 5.00% at December 31, 2004 and 2003, respectively).  The loan balance is collateralized by the participant’s account.  Upon retirement or termination of the participant, distributions are made net of the outstanding loan balance.  The loans are repaid through salary withholdings over periods generally ranging from 1 to 5 years.

Administrative Expenses – All administrative costs and expenses are paid by the Company, with the exception of a recordkeeping charge per participant per year ($15 for 2004 and 2003), and miscellaneous charges for loans and distributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition – Investments, other than common and collective trust funds and participant loans, are stated at fair market value based on quoted market prices in an active market.  Investments in common and collective trust funds are stated at estimated fair value, as determined by the trustee, based on the fair market value of the underlying investments of the funds.  Net appreciation or depreciation in the fair value of investments represents the change in fair market value during the year, including realized gains and losses on investments sold during the period.  The participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including mutual funds and common and collective trust funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits – Benefit payments are recorded upon distribution.

3.  Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets (at fair value) as of December 31, 2004 and 2003:

	2004	2003
Beazer Homes USA, Inc. Company Stock Fund (552,134 and 546,291 fund units in 2004 and 2003, respectively)	$39,858,580	$26,844,719
INVESCO Stable Value Trust (9,287,665 and 7,535,894 units in 2004 and 2003, respectively)	9,287,665	7,535,894
American Growth Fund of America (283,863 and 260,357 units in 2004 and 2003, respectively)	7,772,163	6,389,170
AIM Large Cap Basic Value Fund (506,807 and 516,936 units in 2004 and 2003, respectively)	6,836,822	6,394,496
American EuroPacific Growth Fund (151,295 and 129,131 units in 2004 and 2003, respectively)	5,390,641	3,901,049
AIM Total Return Fund - Investor (202,580 and 215,434 units in 2004 and 2003, respectively)	4,963,217	5,157,486
INVESCO 500 Index Trust (147,270 and 138,726 units in 2004 and 2003, respectively)	4,569,773	3,881,542
Franklin Small-Mid Cap Growth Fund (127,790 and 130,531 units in 2004 and 2003, respectively)	4,365,319	3,944,655

Net appreciation (depreciation) in fair value of investments for the years ended December 31, 2004 and 2003 is comprised of the following:

	2004	2003
Beazer Homes USA, Inc. Company Stock Fund	$12,683,867	$10,752,039
AIM Large Cap Basic Value Fund	564,528	1,498,823
American Growth Fund of America	768,835	1,341,525
AIM Total Return Fund - Investor	111,619	208,583
Franklin Small-Mid Cap Growth Fund	502,074	1,003,683
American EuroPacific Growth Fund	774,737	883,581
INVESCO 500 Index Trust	445,546	751,520
PIMCO Total Return Fund	(22,552)	(6,442)
Royce Low-Priced Stock Fund	114,415	177,949
Dow Jones Target 2025 Fund	114,688	148,018
Dow Jones Target 2045 Fund	131,312	154,614
Columbia Acorn Fund - A	175,717	96,145
MAS Mid Cap Value - Advisor Class Fund	114,336	164,873
AIM Dynamics Fund - Investor Class	83,540	113,210
Putnam Research Fund	30,209	67,910
Dow Jones Target Today Fund	21,659	32,853
INVESCO Stable Value Trust	—	568,589
Total	$16,614,530	$17,957,473

4.              Income Tax Status

The Plan uses a prototype plan document sponsored by INVESCO Trust Company (“INVESCO”).  INVESCO received an opinion letter from the Internal Revenue Service (“IRS”), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”).  The Plan itself has not received a determination letter from the IRS.  However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

5.              Party-In-Interest Transactions

Party-in-interest investments held by the Plan included 256,428 shares and 262,780 shares of Beazer Homes USA, Inc. common stock at December 31, 2004 and 2003, with a fair value of approximately $37,492,338 and $25,663,095.  Dividend income earned on Beazer Homes USA, Inc. common stock was $103,937 and $26,278 for the years ended December 31, 2004 and 2003, respectively.

Certain Plan investments are funds managed by AMVESCAP.  AMVESCAP Retirement, Inc. serves as the trustee for the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.   Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6.              Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public
Accounting Firm)

Beazer Homes USA, Inc.
401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

		Description of Investment,
(a)	Identity of Issuer	Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

		EMPLOYER SECURITIES:
*	Beazer Homes USA, Inc.	Beazer Homes USA, Inc. Company Stock	**	$37,492,338
	INVESCO	INVESCO Money Market Fund	**	2,366,242
		Beazer Homes USA, Inc. Stock Fund, 552,134 units		39,858,580

		COMMON/COLLECTIVE TRUSTS:
*	INVESCO	INVESCO Stable Value Trust, 9,287,665 units	**	9,287,665
*	INVESCO	INVESCO 500 Index Trust Fund, 147,270 units	**	4,569,773
	State Street Bank & Trust	Dow Jones Target Today Fund, 25,153 units	**	446,851
	State Street Bank & Trust	Dow Jones Target 2025 Fund, 55,107 units	**	1,208,398
	State Street Bank & Trust	Dow Jones Target 2045 Fund, 43,420 units	**	1,035,216

		REGISTERED INVESTMENT COMPANY:
*	INVESCO	AIM Large Cap Basic Value Fund, 506,807 units	**	6,836,822
	American Funds	American Growth Fund of America, 283,863 units	**	7,772,163
*	INVESCO	AIM Total Return Fund - Investor, 202,580 units	**	4,963,217
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund, 127,790 units	**	4,365,319
	American Funds	American EuroPacific Growth Fund, 151,295 units	**	5,390,641
	PIMCO Advisors	PIMCO Total Return Fund, 326,674 units	**	3,485,616
	Royce Funds	Royce Low-Priced Stock Fund, 114,303 units	**	1,752,268
	Morgan Stanley	MAS Mid Cap Value- Advisor Class Fund, 41,049 units	**	958,087
	Columbia Funds	Columbia Acorn Fund - A, 68,025 units	**	1,763,898
*	INVESCO	AIM Dynamics Fund - Investor Class, 50,158 units	**	827,602
	Putnam Investments	Putnam Research Fund, 33,935 units	**	469,321
	State Street Bank & Trust	Self Managed Account - SSGA Money Market, 118,750 units	**	118,750
	State Street Bank & Trust	Self Managed Account	**	383,962

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 5.0% to 10.5%, and maturities from January 15, 2005 to January 18, 2019	**	1,961,413

				$97,455,562

*      Column (a) indicates each identified person/entity known to be a party in interest.

**   Cost information is not required for participant-directed investments and, therefore, is not included.

APPENDIX 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-91904, No. 333-24765, No. 333-69398, No. 333-101142, and No. 333-116573 of Beazer Homes USA, Inc. on Form S-8 of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
June 27, 2005

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